Writer’s Direct Dial: 414.277.5161
E-Mail: dtucker@quarles.com
October 27, 2006
VIA EDGAR AND FACSIMILE DELIVERY
Mr. Craig Slivka
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

RE:	Preliminary Proxy Statement on Schedule 14A File No. 01859 Originally Filed on September 7, 2006
Dear Mr. Slivka:
      This letter responds to the comments which the Commission Staff made in its letter dated October 26, 2006 to The Oilgear Company (“Company”), relating to the Company’s Amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A filed October 13, 2006 via EDGAR (the “Proxy Statement”). The Commission’s comments are reproduced below and numbered in accordance with the October 26th letter. The Company’s response to each comment is noted in italics.
      As I discussed with Ms. Sheppard this morning, due to the nature of the Staff’s two remaining comments we are providing these responses through this correspondence, with the expectation that the company will file its definitive proxy materials, including the revisions noted below and other minor modifications to correct typos, update stock ownership data, reflect the fact that Oilgear has decided to retain a proxy solicitor, update the information regarding the Oilgear Stock Retirement Plan, etc., in the near future without further review by the Staff.
The Merger
Background, page 11
1.	We note your response to comment 18 of our October 5, 2006 letter. However, other than the potential sale of the entire company, please state the other strategic alternatives discussed in these calls.

Mr. Craig Slivka
October 27, 2006

      We appreciate the Staff’s point that this fact is not as clear as it could be to a reader unfamiliar with the traditions of the investment banking community. As such, the sentence to which the Staff’s comment pertains will be revised to delete the reference to “strategic alternatives”, as follows:
      During those calls, Cleary Gull indicated that the Oilgear Board had decided to explore ~~its strategic alternatives, including~~ a potential sale of the entire Company, explained to each potential purchaser that it would need to enter into a confidentiality agreement before receiving additional information about the Company and indicated that there were other potential purchasers that were being contacted as part of Oilgear’s exploratory process.
      Supplementally we confirm to the Staff that no other potential transactions, other than a sale of the entire Company, were discussed in these calls.
Proxy Card
2.	Please revise your proxy card to clarify the vote with respect to adjournment to solicit additional proxies. It does not appear that the proxy card explains what the boxes next to this selection mean
      We appreciate the Staff’s noting that the spacing of the “For”, “Against” and “Abstain” boxes on the hard copy of the proxy card had gone awry. The proxy card has been revised accordingly, and we have attached a revised copy of this portion of the proxy card for the Staff’s records.
*******
      As always we appreciate the Staff’s assistance in this matter.

Mr. Craig Slivka
October 27, 2006

Very truly yours, QUARLES & BRADY LLP Douglas J. Tucker

Enc.

cc:	David A. Zuege Joseph D. Masterson, Esq.
DJT:blm

THE OILGEAR COMPANY
SPECIAL MEETING OF SHAREHOLDERS
[     ], [          ], 200[  ]
[     :00      .M.]
THE OILGEAR COMPANY
CORPORATE OFFICE
2300 SOUTH 51ST STREET
MILWAUKEE, WISCONSIN 53219
ò Please detach here ò

THE OILGEAR COMPANY
2300 SOUTH 51ST STREET, MILWAUKEE, WI 53219	proxy

This proxy is solicited by the Board of Directors for use at the Special Meeting on [          ], 200[  ].
[This proxy also provides voting instructions for shares held in the various plans of the Company as described in the Proxy Statement. If your name is not included in each plan or any other account in an identical manner, you may receive more than one set of proxy materials.] Please sign and return all proxy cards you receive.
If no choice is specified, the proxy will be voted “for” Proposal 1 and “for” Proposal 2.
By signing the proxy, you revoke all prior proxies and appoint David A. Zuege and Thomas J. Price, and each of them, with full power of substitution, to vote your shares on the matters shown on the reverse side and any other matters that may come before the Special Meeting and any adjournments thereof.
(See reverse for voting instructions.)

ò Please detach here ò
The Board of Directors recommends a vote FOR Proposal 1 and FOR Proposal 2.

1.	Proposal to adopt the Agreement and Plan of Merger by and between Lincoln Acquisition Corp. and The Oilgear Company dated August 28, 2006 and to approve the Merger described therein.	☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	Proposal to adjourn the Special Meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve the Agreement and Plan of Merger.	☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	In their discretion, the proxy holders are authorized to vote on such other matters as may properly come before the Special Meeting or any adjournment thereof, as described and set forth in the Notice and Proxy statement relating to the Special Meeting, receipt of which is hereby acknowledged.
This proxy when properly executed will be voted in the manner directed. If no direction is given, this proxy will be voted “for” Proposal 1 and “for” Proposal 2.
Address Change? Mark Box ☐ Indicate changes below:
Date:
Signature(s) in Box
Please sign exactly as name appears on Proxy. If held in joint tenancy, all persons must sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.